SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                      For the Year Ended December 31, 2003

                Seneca Foods Corporation Employees' Savings Plan
                            (Full title of the Plan)


                            Seneca Foods Corporation
          (Name of issuer of the securities held pursuant to the Plan)

              3736 South Main Street, Marion, New York 14505
                     (Address of principal executive office)

                              REQUIRED INFORMATION


1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

         See accompanying index on page 3.

2.       Signature

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN




                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                               FOR THE YEARS ENDED
                           DECEMBER 31, 2003 AND 2002













                                             Bobbitt, Pittenger & Company, P.A.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN



                                    CONTENTS


                                                                           PAGE

FINANCIAL STATEMENTS

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  1

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                          2

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS               3

NOTES TO FINANCIAL STATEMENTS                                                4

SUPPLEMENTAL SCHEDULES

    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                          9

    SCHEDULE OF REPORTABLE TRANSACTIONS                                     10

June 18, 2004



Seneca Foods Corporation
Employees' Savings Plan
Williamsburg, New York


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Piublic Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants


                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                         December 31,
                                                                                2003                    2002
                                                                                ----                    ----

           ASSETS

INVESTMENTS:
    At fair value:
        MFS Total Return Fund A                                             $  7,266,908              $  6,044,205
        Seneca Foods Corporation Employer Stock Fund                           6,935,546
        Federated Capital Appreciation Fund A                                  6,225,592
        First American Equity Index Fund Y                                     5,633,369
        U.S. Bank Stable Asset Fund                                            5,301,586
        Dreyfus International Stock Index                                        917,069
        Strong Small Cap Value Fund                                              364,334
        Dreyfus Mid-Cap Index Fund                                               329,388
        First American Intermediate Term Bond Fund A                             198,190
        MFS Value Fund A                                                         175,301
        Massachusetts Investors Growth Fund A                                    119,998
        Growth and Income Fund                                                                           4,551,818
        Stock Index Fund                                                                                 4,126,358
        Stable Value Fund                                                                                4,621,127
        Seneca Foods Corporation common stock                                                            4,424,816
        International Fund                                                                                 572,119
        Balanced Fund                                                                                          268
                                                                    --------------------         -----------------

Total investments                                                             33,467,281                24,340,711
                                                                            ------------              ------------

LOANS RECEIVABLE                                                                 125,549                   143,664

CONTRIBUTIONS RECEIVABLE
    Employer                                                                     961,864                   440,293
    Employee                                                                      70,908                    81,920
                                                                         ----------------          ---------------

Total contributions receivable                                                 1,032,772                   522,213
                                                                             -----------               -----------

NET ASSETS AVAILABLE FOR BENEFITS                                            $34,625,602               $25,006,588
                                                                             ===========               ===========

See notes to the financial statements.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                                                    Year Ended December 31,
                                                                                 2003                     2002
                                                                                 ----                     ----

ADDITIONS:
    Additions to net assets attributed to:
        Net appreciation (depreciation) in
           fair value of investments                                            $  5,376,353          $ (2,892,639)
        Interest and dividend income                                                 312,835               433,968
        Contributions:
           Participant                                                             4,095,554             3,836,648
           Employer                                                                  972,538               477,386
                                                                              --------------        --------------

        Total additions                                                           10,757,280             1,855,363

DEDUCTIONS:
    Deductions from net assets attributed to:
        Withdrawals by participants/other                                         (1,138,266)           (1,775,444)
                                                                               --------------        -------------

NET INCREASE                                                                       9,619,014                79,919

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                                                             25,006,588            24,926,669
                                                                                ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF YEAR                                                                  $34,625,602           $25,006,588
                                                                                 ===========           ===========

See notes to the financial statements.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2003, the Plan was amended to conform to final Treasury Department regulations governing minimum distributions.

Contributions

Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 15% of their compensation up to regulatory maximums. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. During the year ended December 31, 2003 the Company contributed fifty percent of the first four percent of base compensation that a participant contributes to the Plan. The Company contributions are invested directly in Seneca Foods Corporation Employer Stock Fund and are allocated to participants based on the participants pro rata share of total participating payroll.

Vesting

Participants are immediately vested in all elective contributions and related earnings. Matching contributions made by the Plan sponsor fully vest after a service period of five years.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.
The loans are secured by the balance in the participant's account and bear interest at rates that range from 5 percent to 9.25 percent, which are commensurate with local prevailing rates as determined by the Company. Principal and interest is paid ratably through monthly payroll deductions over a period not to exceed five years.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

After termination of service, the participant's account balance is generally distributed in a lump sum if the balance is less than $3,500. Benefits are recorded when paid.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Administrator shall determine the method of distribution of the participants' accounts in accordance with the provisions of the plan.

Participant Accounts

Each participants' account is credited with the participants' contribution and allocations of (a) additional Company contributions, if any, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account.

Forfeited Accounts

At December 31, 2003 forfeited nonvested accounts totaled approximately $17,000. These accounts were used to reduce employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

All investments are valued at fair value as determined by quoted market prices. Current year increases or decreases in market value are recognized as investment appreciation or depreciation. All security transactions are recorded as of the trade date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Benefits are recorded when paid.

NOTE C - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:


                                                                                    2003                  2002
                                                                                    ----                  ----

MFS Total Return Fund                                                             $7,266,908            $6,044,205
Seneca Foods Corporation Employer Stock Fund                                       6,935,546*
Federated Capital Appreciation Fund A                                              6,225,592
First American Equity Index Fund Y                                                 5,633,369
U.S. Bank Stable Asset Fund                                                        5,301,586
Growth and Income Fund                                                                                   4,551,818
Stock Index Fund                                                                                         4,126,358
Stable Value Fund                                                                                        4,621,127
Seneca Foods Corporation common stock                                                                    4,424,816*

* Nonparticipant-directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


        Mutual funds                                                              $4,157,344
        Common stock                                                               1,219,009
                                                                                  ----------

                                                                                  $5,376,353
                                                                                  ==========

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                   2003                   2002
                                                                                   ----                   ----

Net assets:
    Seneca Foods Corporation Employer Stock Fund                                  $6,935,546
                                                                                  ==========
    Seneca Foods Corporation common stock                                                               $4,424,816
                                                                                                         =========

Changes in net assets:
    Contributions                                                                $   715,393            $1,015,533
    Net appreciation in fair value                                                 2,041,472               186,788
    Withdrawals by participants                                                     (180,803)              (54,720)
    Net transfers to participant-directed investments                                (65,332)             (284,405)
                                                                               --------------          -----------

                                                                                  $2,510,730           $   863,196
                                                                                  ==========           ===========

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS
              TO SCHEDULE H OF FORM 5500

The Form 5500 was unavailable for review at the audit date. When it becomes available it will be read for inconsistencies. If any inconsistencies are noted, a reconciliation will be performed.

                             SUPPLEMENTAL SCHEDULES

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003

                                     Description of Investment
      Identity of Issue,              Including Maturity Date,
     Borrower, Lessor               Rate of Interest, Collateral,                                      Current
       or Similar Party                  Par or Maturity Value                    Cost                   Value
     -------------------            ------------------------------                ----                 --------

     Mutual Funds                   MFS Total Return Fund A                      $  6,532,531         $  7,266,908

                                    Federated Capital Appreciation
                                        Fund A                                      5,253,124            6,225,592

                                    First American Equity Index
                                        Fund Y                                      4,666,228            5,633,369

                                    Strong Small Cap Value Fund                       299,915              364,334

                                    U.S. Bank Stable Asset Fund                     5,111,639            5,301,586

                                    Dreyfus International Stock
                                        Index Fund                                    917,069              917,069

                                    Dreyfus Mid Cap Index Fund                        289,569              329,388

                                    First American Intermediate
                                        Term Bond Fund A                              201,149              198,190

                                    MFS Value Fund A                                  147,670              175,301

                                    Massachusetts Investors
                                        Growth Fund A                                 106,086              119,998

     Unitized Fund                  Seneca Foods Corporation
                                      Employer Stock Fund                           5,143,150            6,935,546

     Participant Loans              Interest rates 5% - 9.25%                                              125,549


                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

           SCHEDULE H - LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003


                                                                                                CURRENT
                                                                                                VALUE OF
                                                                                                ASSET ON
                                           PURCHASE         SELLING          COST OF          TRANSACTION          NET GAIN
        DESCRIPTION OF ASSETS               PRICE            PRICE            ASSET               DATE            OR (LOSS)
        ---------------------               -----            -----            -----               ----            ---------

CATEGORY I -
A Single Transaction in
Excess of 5 % of Plan Assets

Scudder Growth and
Income Fund, one sale               $                     $4,551,818       $6,724,694          $ 4,551,818      $(2,172,876)

Scudder Stock Index
Fund, one sale                                             4,126,358        5,764,983            4,126,358       (1,638,625)

Scudder Stable Value
Fund, one sale                                             4,621,127        4,602,596            4,621,127           18,531

US Bank Stable Asset
Fund, one purchase                        4,621,788                         4,621,788            4,621,788

First America Equity Index
Fund Y, one purchase                      4,126,372                         4,126,372            4,126,372

Federated Capital
Appreciation Fund A,
one purchase                              4,551,810                         4,551,810            4,551,810

Seneca Foods Corporation
Common Stock, one sale                                     4,424,816        3,851,430            4,424,816          573,386

Seneca Food Employer
Stock Fund, one
purchase                                  4,424,816                         4,424,816            4,424,816

CATEGORY II -
A Series of Transactions
(Other Than Securities)
With Same Person
Aggregating 5% of Plan
Assets

NONE

                                                                                                 CURRENT
                                                                                                 VALUE OF
                                                                                                 ASSET ON
                                            PURCHASE         SELLING          COST OF          TRANSACTION          NET GAIN
         DESCRIPTION OF ASSETS               PRICE            PRICE            ASSET               DATE             OR (LOSS)
         ---------------------               -----            -----            -----               ----             ---------
CATEGORY III -
A Series of Transactions
in a Security Issue
Aggregating 5% of Plan Assets

US Bank Stable Asset
Fund, 82 purchases                         5,699,436                         5,699,436            5,699,436

First America Equity Index
Fund Y, 102 purchases                      5,162,893                         5,162,893            5,162,893

Federated Capital
Appreciation Fund A,
95 purchases                               5,649,896                         5,649,896            5,649,896

Seneca Food Employer
Stock Fund, 85 purchases                   5,139,516                         5,139,516            5,139,516

CATEGORY IV -
Transactions in Securities
With a Person if any Single
Transaction With That Person
was in Excess of 5% of Plan Assets

NONE


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                  Seneca Foods Corporation
                                                  Employees' Savings Plan
                                                  (Name of Plan)



                                                   /s/Kraig H. Kayser
                                                   -----------------------
July 12, 2004                                      Kraig H. Kayser
                                                   Sponsor of Seneca Foods
                                                   Corporation Employees'
                                                   Savings Plan